

September 30, 2014

<u>Via E-mail</u>
Matias I. Gaivironsky
Chief Financial Officer
IRSA Investments and Representations Inc.
Moreno 877 22nd Floor
Buenos Aires, Argentina

      Re: IRSA Investments and Representations Inc.
            Form 20-F
            Filed on October 31, 2013
            File No. 001-13542

            IRSA Investments and Representations Inc.
            Form 20-F
            Filed on October 31, 2012
            File No. 001-13542

Dear Mr. Gaivironsky:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jennifer Monick

                              Jennifer Monick
                              Senior Staff Accountant